

March 15, 2022

Samuel Masucci, III
Chief Executive Officer
ETF Managers Group Commodity Trust I
30 Maple Street, Suite 2
Summit, NJ 07901

> **Re: ETF Managers Group Commodity Trust I**
> **Registration Statement on Form S-1**
> **Filed March 10, 2022**
> **File No. 333-263425**

Dear Mr. Masucci:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please prominently discuss here and in the Overview of the Dry Bulk Freight Industry on page 19 the impact of current geopolitical events on the dry bulk freight market and the fund, including in trading volume of dry bulk freight futures and your shares. Please place this discussion in context by quantifying the relative contribution of Russia and Ukraine in the dry bulk freight market. Similarly revise your risk factor disclosure by describing specific risks of current geopolitical events for the commodities markets, the fund and its investments, and the impact of current events on underlying assumptions and expectations and the potential for resulting volatility and losses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Eric D. Simanek, Esq.